Exhibit 99.1

 MANAGEMENT CHANGES POST-FINANCIAL YEAR END

Melbourne, Australia; August 10, and New York, USA; August 9, 2021: Mesoblast Limited (ASX:MSB; Nasdaq:MESO), global leader in allogeneic cellular medicines for inflammatory diseases, announced today that effective August 30, 2021, post-release of the financial results, Chief Financial Officer (CFO) Josh Muntner will be leaving the organization and Andrew Chaponnel will assume the role of interim CFO. Prior to his departure, Mr Muntner will work closely with the Board and management team to coordinate finalization of the FY21 financial statements and effect an orderly transition.

Andrew Chaponnel will be appointed interim CFO effective August 30, 2021. Mr Chaponnel has demonstrated strong leadership skills over the past nine years at Mesoblast, initially as Group Financial Controller and for the past three years as Head of Finance. Throughout this period he has been an integral member of the senior management team on various corporate transactions and has provided exemplary oversight of the finance functions.

Silviu Itescu, CEO of Mesoblast said "Josh has been a valuable member of our leadership team, we thank him for his contribution to Mesoblast and wish him well for the future. We are confident that Andrew’s experience in financial oversight and various corporate transactions will be of great benefit as he transitions to his new role.”

About Mesoblast

Mesoblast is a world leader in developing allogeneic (off-the-shelf) cellular medicines for the treatment of severe and life-threatening inflammatory conditions. The Company has leveraged its proprietary mesenchymal lineage cell therapy technology platform to establish a broad portfolio of late-stage product candidates which respond to severe inflammation by releasing anti-inflammatory factors that counter and modulate multiple effector arms of the immune system, resulting in significant reduction of the damaging inflammatory process.

Mesoblast has a strong and extensive global intellectual property portfolio with protection extending through to at least 2040 in all major markets. The Company’s proprietary manufacturing processes yield industrial-scale, cryopreserved, off-the-shelf, cellular medicines. These cell therapies, with defined pharmaceutical release criteria, are planned to be readily available to patients worldwide.

Mesoblast has completed Phase 3 trials of rexlemestrocel-L for advanced chronic heart failure and chronic low back pain. Remestemcel-L is being developed for inflammatory diseases in children and adults including steroid refractory acute graft versus host disease and moderate to severe acute respiratory distress syndrome. Two products have been commercialized in Japan and Europe by Mesoblast’s licensees, and the Company has established commercial partnerships in Europe and China for certain Phase 3 assets.

Mesoblast has locations in Australia, the United States and Singapore and is listed on the Australian Securities Exchange (MSB) and on the Nasdaq (MESO). For more information, please see www.mesoblast.com, LinkedIn: Mesoblast Limited and Twitter: @Mesoblast

Forward-Looking Statements

This announcement includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forwardlooking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forwardlooking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. Forward-looking statements include, but are not limited to,

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 21 Biopolis Road #01-22 Nucleos (South Tower) SINGAPORE 138567 T +65 6570 0635 F +65 6570 0176

statements about: the timing, progress and results of Mesoblast’s preclinical and clinical studies; Mesoblast’s ability to advance product candidates into, enroll and successfully complete, clinical studies; the timing or likelihood of regulatory filings and approvals; and the pricing and reimbursement of Mesoblast’s product candidates, if approved; Mesoblast’s ability to establish and maintain intellectual property on its product candidates and Mesoblast’s ability to successfully defend these in cases of alleged infringement. You should read this press release together with our risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast’s actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, and accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

Release authorized by the Chief Executive.

For more information, please contact:

Corporate Communications / Investors	Media
Paul Hughes	Sumit Media
T: +61 3 9639 6036	Grant Titmus
E: investors@mesoblast.com	T: +61 419 388 161
E: grant@sumitmedia.com.au

Kristen Bothwell
T: +1 917 613 5434
E: kbothwell@rubenstein.com

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 21 Biopolis Road #01-22 Nucleos (South Tower) SINGAPORE 138567 T +65 6570 0635 F +65 6570 0176